One Financial Center Boston, MA 02111 617 542 6000 mintz.com

January 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Christopher Edwards and Suzanne Hayes, Office of Life Sciences

Re:	ArriVent BioPharma, Inc. Registration Statement on Form S-1

Filed January 5, 2024

File No. 333-276397 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of ArriVent BioPharma, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated January 12, 2024 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Zhengbin (Bing) Yao, Ph.D., President and Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing Amendment No. 1 to its Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission.

For reference, we have set forth below in italics the Staff’s comment from the Comment Letter and have keyed the Company’s response to the numbering of the comment and the headings used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Page numbers referred to in the response reference the applicable pages of the Amended Registration Statement.

Form S-1 filed January 5, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Determination of Fair Value of Our Common Stock, page 108

Comment 1: We note your response to prior comment eight, as well as your disclosure related to options granted on January 1 and January 4, 2024 on page 108. Please revise this section to discuss how the estimated fair value per common share on grant date for these options compare to the low end and midpoint of estimated price range when available. Revise to identify the extent to which any incremental increase in value between the grant date and the date of the filing is due to specific and identifiable business activities or events.

Response 1: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 109 and 110 of the Amended Registration Statement to address how the estimated fair value per common share for the options granted on January 1 and January 4, 2024 compares to the low end and midpoint of the Company’s estimated price range and to discuss the factors considered when determining such estimated price range.

* * * * *

Boston     Los Angeles     New York     San Diego     San Francisco     TORONTO     Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

January 22, 2024 Page 2

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-3050 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:	Securities and Exchange Commission Li Xiao

Kevin Vaughn

ArriVent BioPharma, Inc.

Zhengbin (Bing) Yao, Ph.D.

Robin LaChapelle

James Kastenmayer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew T. Simpson

Latham & Watkins LLP

Nathan Ajiashvili

Alison A. Haggerty